UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

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(Check one): Form 10-K _X_ Form 20-F __ Form 11-K __ Form 10-Q _ Form N-SAR __ Form N-CSR __

 For Period Ended: December 31, 2005

  Transition Report on Form 10-K

  Transition Report on Form 20-F

  Transition Report on Form 11-K

  Transition Report on Form 10-Q

  Transition Report on Form N-SAR

 For the Transition Period Ended: _____

Read Instruction (on back page) Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PDC 2003-B Limited Partnership

Full Name of Registrant

Former Name if Applicable

103 East Main Street

Address of Principal Executive Office *(Street and Number)*

Bridgeport, WV 26330

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Petroleum Development Corporation, the Managing General Partner (referred to hereafter as the "Managing General Partner") of PDC 2003-B Limited Partnership (the "Registrant" or "we" or "our") has determined that it is unable to file the Form 10-K of the Registrant for the year ended December 31, 2005 by the March 31, 2006 due date or by the April 15, 2006 extension date and, accordingly, the Registrant is not requesting the fifteen-day extension permitted by Rule 12b-25 of the U. S. Securities and Exchange Commission (the "SEC").

Our restatement and re-audit

We are not able to file a timely Form 10-K because we have not completed our financial statements for 2005. We have determined that our previously filed audited financial statements for the year ended December 31, 2004 and the quarterly financial statements for the quarters ended March 31, 2005 and June 30, 2005 should no longer be relied upon. Accordingly, we are conducting a restatement of these previous financial statements. More information regarding the matters discussed in this Form 12b-25 may be found in our Current Reports on Form 8-K we filed with the SEC on November 14, 2005.

This notice and the attached explanation discuss the process and potential timing of our restatement and re-audit together with certain accounting matters that may significantly impact our results of operations and financial condition.

In August 2005, following the filing of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, the Managing General Partner and its independent accounting firm, KPMG LLP, determined that the longstanding accounting treatment for derivatives was not consistent with Statement on Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). In its subsequent analysis, the Managing General Partner also identified accounting errors related to oil and gas property accounting and related depreciation calculations, and the accounting for asset retirement obligations. The Registrant found similar accounting errors in its financial statements and thereupon commenced an analysis with its auditors, KPMG, and other specialists to understand the impact these accounting errors would have on its financial statements and whether its financial statements would have to be restated.

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In November 2005, the Managing General Partner determined that the previously filed financial statements of the Registrant should not be relied upon and must be restated to correct errors in the accounting for certain items. The Registrant reported this information in its Form 8-K filed on November 14, 2005 and stated that it would undertake to correct its financial statements and file an amended Annual Report on Form 10-K/A for 2004 and an amended Quarterly Report on Form 10-Q/A for the quarters ended March 31, 2005 and June 30, 2005 as soon as practicable. The Registrant also reported that it was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 until the restatement of prior financials had been completed. The Registrant reported that an estimate could not be made when it would file these reports.

Based on our current assessment, we have scheduled the completion of our Form 10-K for the year ended December 31, 2005, which will include our restated results for prior years and quarters, for no later than the end of June 2006. The Managing General Partner of the Registrant is committed to devoting all resources necessary to complete the restatement as expeditiously as possible. However, because many of the activities in correcting the financial statements and having them audited by our independent auditors, KPMG, are sequential in nature, an acceleration of this timeline is difficult. The Quarterly Reports on Form 10-Q for 2006 will not be filed until after our Form 10-K for 2005 (including the restatement of prior periods) are completed and filed with the SEC.

The Managing General Partner believes that the accounting corrections required for the restated financials will have no change in the Registrant's net cash flows, cash position, or oil and gas reserves.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Darwin L. Stump   **304-842-3597**

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes__ No X

The Registrant has not filed its Quarterly Report on Form 10-Q for the period ended September 30, 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes X No__

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached explanation.

PDC 2003-B Limited Partnership

_____

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2006   By /s/ Darwin L. Stump

Darwin L. Stump, Chief Financial Officer
of the Managing General Partner

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Explanation Referred to in Part IV, Item (3) of Form 12b-25

We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the year ended December 31, 2005 will reflect significant changes from our results of operations for the year ended December 31, 2004. Because of the restatement and re-audit process described above, we are unable to provide a reasonable estimate of either our 2005 results of operations or our 2004 results of operations. Accordingly, we cannot at this time estimate what significant changes will be reflected in our 2005 results of operations compared to our 2004 results of operations. However, the Managing General Partner believes that the accounting corrections required for the restated financials will have no impact on the Registrant's net cash flows or cash position, or oil and gas reserves. Presented below is a discussion of certain accounting matters that may significantly impact the results of operations and partner's equity that we will ultimately report for the years ended December 31, 2005 and 2004.

Accounting Review

Status of Accounting Review

Following the determination in November 2005 that our prior filings on Forms 10-K and 10-Q could not be relied upon and that our financial statements must be restated, the Registrant is providing an update on its progress made to date in completing an accounting review, as well as a description of the process, issues and next steps with respect to resolving accounting errors that have been identified. We have been engaged in a thorough and comprehensive review of our accounting policies and practices in order to determine whether these policies and practices were consistent with GAAP. Our review process includes identification of potential issues by management of the Managing General Partner, followed by its analysis of and determination on each issue in conjunction with our accounting advisors. Each issue and determination is then discussed with the Audit Committee of the Board of Directors of the Managing General Partner, and our auditors, KPMG LLP.

The Managing General Partner is a reporting company under the Securities Exchange Act of 1934, and has encountered similar accounting issues as those of the Registrant requiring restatement of financial statements. The Managing General Partner has recently completed a restatement of its consolidated financial statements included in Form 10-K/A for the year ended December 31, 2004, and in Form 10-Q/A for the quarter ended March 31, 2005. The Managing General Partner is in the process of completing its financial statements included in its Form 10-K for the year ended December 31, 2005 and, as part of the year end audit of the financials by KPMG, is continuing to review its 2005 financial statements to determine they are properly stated in accordance with generally accepted accounting principles. Since the accounting issues of the Registrant are the same or similar as those encountered by the Managing General Partner which required restatement, it is anticipated that the information obtained, knowledge gained, and process developed for restatement of the financials of the Managing General Partner will be utilized to the fullest extent possible in the effort required for the restatement of the Registrant's financial statements.

Although the restatement of the financial statements is not complete at this time, we believe it is important to disclose in this filing an update on the issues that we have now concluded are accounting errors requiring restatement. At this time, the Managing General Partner has made substantial progress toward completing its accounting review of the financial statements of the Registrant and identifying accounting issues that require restatement and whether any of the identified accounting issues result in errors requiring restatement. The results of our review and the status of the restatement are discussed regularly with the Audit Committee of the Managing General Partner. Upon completion of our review and preparation of restated financials, KPMG will conduct their re-audit of the financial statements for prior periods and an audit of the financials statements as of December 31, 2005. The financial statements, including any restatements, will then be filed with SEC as part of the Annual Report on Form 10-K. Our conclusions as to the completeness of our accounting review are subject to further analysis in the course of the completion of the restatement and KPMG's re-audit.

Summary of Accounting Errors

The accounting errors identified during the review of accounting policies and practices were in the following three areas: accounting for derivative instruments; oil and gas property accounting and calculations of depreciation thereon; and accounting for asset retirement obligations related to oil and gas properties. Except for the incorrect accounting for asset retirement obligations, the errors have previously been identified and disclosed in our Current Reports on Form 8-K as referred to above. Set forth below is a summary description of the accounting errors we have identified to date pursuant to our accounting review.

Accounting for Derivative Instruments. The Registrant misapplied the accounting requirements set forth by Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) for its derivative transactions. The Registrant used hedge accounting for derivative positions. However, the Managing General Partner had not retained adequate documentation for these derivatives to qualify for hedge accounting treatment and did not test them periodically for effectiveness as required by FAS 133.

Accounting for Oil & Gas Properties and Depreciation. The Registrant misapplied its accounting for oil and gas properties primarily due to the following reasons.

a. The Registrant determined its calculation of depreciation and depletion and for the determination of impairments was not consistent with applicable rules in SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies" (FAS 19). According to FAS 19, a field is defined to be "an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition". In accounting for its oil and gas properties, the Registrant included areas that should have been treated as separate fields as part of a single field.

b. It was determined that certain policies and procedures the Registrant followed for calculating quarterly depreciation were incorrect. The Registrant utilized the previous annual oil and gas reserve reports to estimate quarterly depreciation and adjusted the annual depreciation at year end based upon the new oil and gas reserve report at the beginning of the next year. However, each interim period's depreciation must stand on its own using the reserve report at the beginning of the year and should not be adjusted at the year end based upon a new oil and gas reserve report.

c. The Registrant also used its proved developed reserves, as defined by Securities and Exchange Commission rules, to calculate depreciation. The Registrant's proved developed reserves included the anticipated recompletion of the certain formations in various fields with other Colorado recompletions. After reviewing the rules, the Registrant concluded that both the future estimated costs and the additional reserves from these recompletions should be excluded in calculating the depreciation amounts. This change resulted in increases in depreciation compared to the method previously used by the Registrant.

Accounting for Asset Retirement Obligations. The Registrant misinterpreted SFAS No. 143, "Accounting for Asset Retirement Obligations" (FAS 143) as requiring the recording of a liability based on the probable occurrence of certain conditional future events. The Registrant incorrectly based its estimates of future disposal costs of wells on the Managing General Partner's historical record of disposing of the Registrant's wells in ways that transferred asset retirement costs to other parties. The Registrant has concluded that a liability should be recognized when a legal obligation exists, regardless of conditional future events, and that the full fair value of potential future disposal costs should have been recorded despite the Registrant's historical practice of transferring most of the obligation to other parties.

Administrative Expenses

Costs associated with the financial restatement process significantly increased administrative expenses for the Managing General Partner for the year ended December 31, 2005 and we anticipate that these restatement-related costs for the Registrant will continue to have a substantial impact on administrative expenses of the Managing General Partner until the restatement is completed during 2006. The Managing General Partner has determined it will assume the cost and expenses for the restatement of the Registrant. Because the restated financials are included with the original Form 10-K for 2005, the Registrant will bear only an estimate of the cost of filing that Form 10-K and any unfiled 10-Q's for 2005 as if there had not been a restatement.

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